Exhibit 4.1

EXECUTION VERSION

DIGITALGLOBE, INC.

as Issuer

and

U.S. BANK NATIONAL ASSOCIATION,

as Trustee

Supplemental Indenture

Dated as of December 19, 2016

to

Indenture,

Dated as of January 31, 2013

5.25% Senior Notes

due 2021

THIS SUPPLEMENTAL INDENTURE (the “Supplemental Indenture”) is dated as of December 19, 2016, between DIGITALGLOBE, INC., a Delaware corporation (the “Company”) and U.S. BANK NATIONAL ASSOCIATION, as trustee (the “Trustee”).

RECITALS

A. The Company, the Guarantors and the Trustee have executed and delivered an indenture, dated as of January 31, 2013 (the “Indenture”), among the Company, the guarantors party thereto (the “Guarantors”) and the Trustee, providing for the issuance of the Company’s 5.25% Senior Notes due 2021 (the “Notes”).

B. The Company has been soliciting consents to this Supplemental Indenture upon the terms and subject to the conditions set forth in its Offer to Purchase and Consent Solicitation Statement, dated December 6, 2016 (the “Statement”), and the related consent and letter of transmittal.

C. Pursuant to and in accordance with Section 9.02 of the Indenture, the Company has obtained, on or prior to the date hereof, the consent of more than a majority in aggregate principal amount of the outstanding Notes (excluding any Notes owned by the Company or its affiliates) voting as one class to the amendments to the Indenture set forth in this Supplemental Indenture.

NOW, THEREFORE, for and in consideration of the foregoing premises, the Company and the Trustee mutually covenant and agree as follows:

ARTICLE I

Section 1.1 Deletion of Definitions and Related References.

Section 1.01 of the Indenture is hereby amended to delete in their entirety all terms and their respective definitions for which all references in the Indenture are eliminated as a result of the amendments set forth in Article II of this Supplemental Indenture.

ARTICLE II

Section 2.1 Amendments to Articles 4, 5 and 6.

(a) Subject to Section 3.5 hereof, the Indenture is hereby amended by deleting the following provisions of the Indenture and all references thereto in their entirety and inserting in lieu thereof the phrase “Intentionally Omitted”:

Section 4.04 Payment of Taxes and Other Claims;

Section 4.05 Maintenance of Properties and Insurance;

Section 4.06 Limitation on Debt and Disqualified or Preferred Stock;

Section 4.07 Limitation on Restricted Payments;

Section 4.08 Limitation on Liens;

Section 4.09 Limitation on Sale and Leaseback Transactions;

Section 4.10 Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries;

Section 4.11 Guarantees by Restricted Subsidiaries;

Section 4.12 Repurchase of Notes Upon a Change of Control;

Section 4.13 Limitation on Asset Sales;

Section 4.14 Limitation on Transactions with Affiliates;

Section 4.15 Line of Business;

Section 4.16. Maintenance of Satellite Insurance; Events of Loss;

Section 4.17 Designation of Restricted and Unrestricted Subsidiaries;

Section 4.18 Financial Reports;

Section 4.20 Covenant Suspension;

Section 5.01 Consolidation, Merger or Sale of Assets by the Company; No Lease of All or Substantially All Assets (clauses (a)(iii)(2) and (3) only);

Section 5.02 Consolidation, Merger or Sale of Assets by a Guarantor (clause (a)(iii)(B)(2) only); and

Section 6.01 Events of Default (clauses (4), (5) and (6) only).

ARTICLE III

MISCELLANEOUS

Section 3.1 Definitions.

Capitalized terms used but not defined in this Supplemental Indenture shall have the meanings ascribed thereto in the Indenture.

Section 3.2 Confirmation of Indenture.

Except as amended hereby, Indenture and the Notes are in all respects ratified and confirmed, and all the terms thereof shall remain in full force and effect.  This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered under the Indenture shall be bound hereby, and all terms and conditions of both shall be read together as though they constitute a single instrument, except that in the case of conflict, the provisions of this Supplemental Indenture shall control.

Section 3.3 Concerning the Trustee.

In carrying out the Trustee’s responsibilities hereunder, the Trustee shall have all of the rights, protections and immunities which it possesses under the Indenture.  The Trustee assumes no responsibility for the correctness of the recitals contained herein, which are deemed to be those of the Company and not of the Trustee.  The Trustee makes no representations as to the validity or sufficiency of this Supplemental Indenture.

Section 3.4 Governing Law.

THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Section 3.5 Effectiveness.

The provisions of this Supplemental Indenture shall be effective immediately upon execution and delivery of this instrument by the parties hereto.  Notwithstanding the foregoing sentence, the provisions of Article II of this Supplemental Indenture shall become operative only upon the acceptance for purchase by the Company of at least a majority in principal amount of the outstanding Notes (excluding any Notes owned by the Company or its affiliates) pursuant to the Statement.

Section 3.6 Duplicate Originals.

The parties may sign any number of copies of this Supplemental Indenture.  Each signed copy will be an original, but all of them together represent the same agreement.

Section 3.7 Separability.

In case any provision in this Supplemental Indenture or in the Notes is invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired thereby.

Section 3.8 Effect of Headings.

The Section headings herein have been inserted for convenience of reference only, are not to be considered a part of this Supplemental Indenture and will in no way modify or restrict any of the terms or provisions hereof.

Section 3.9 No Liability of Directors, Officers, Employees, Incorporators, Members and Stockholders.

No director, officer, employee, incorporator, member or stockholder of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or such Guarantor under the Notes or this Supplemental Indenture or for any claim based on, in respect of, or by reason of, such obligations. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

Section 3.10 No Adverse Interpretation of Other Agreements.

This Supplemental Indenture may not be used to interpret another indenture or loan or debt agreement of the Company or any Subsidiary of the Company, other than the Indenture and the Notes, and no such indenture or loan or debt agreement, other than the Indenture and the Notes, may be used to interpret this Supplemental Indenture.

Section 3.11 Successors.

All agreements of the Company in this Supplemental Indenture and the Notes shall bind its successors.  All agreements of the Trustee in this Supplemental Indenture shall bind its successors.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed all as of the day and year first above written.

DIGITALGLOBE, INC. as Issuer

By:	/s/ Gary W. Ferrera
	Name:	Gary W. Ferrera
	Title:	Executive Vice President, Chief Financial Officer

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By:	/s/ Leland Hansen
	Name:	Leland Hansen
	Title:	Vice President

Supplemental Indenture